EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine Months Ended September 30, 2013		Year Ended December 31,(1)
			2012		2011		2010	2009		2008
Earnings(2):
Net Income (Loss) from continuing operations before income taxes, discontinued operations and cumulative effect of accounting change	$3,905		$4,553		$4,459		$4,038	$3,310		$(4,332)
Interest expense(3)(4)	965		1,363		1,324		1,279	1,523		2,501
Amortization of capitalized interest	1		1		1		1	2		3
Portion of rents representative of an interest factor(5)	114		164		148		140	178		236
Adjustment for equity earnings or losses of investee companies that are 50% or less owned on a voting basis, net of cash distributions	122		188		86		(29)	48		(2)

Total earnings (loss)	$5,107		$6,269		$6,018		$5,429	$5,061		$(1,594)

Fixed Charges(2):
Interest expense(3)(4)	$965		$1,363		$1,324		$1,279	$1,523		$2,501
Capitalized interest(6)	4		5		4		2	1		1
Portion of rents representative of an interest factor(5)	114		164		148		140	178		236

Total fixed charges	$1,083		$1,532		$1,476		$1,421	$1,702		$2,738

Ratio of earnings to fixed charges	4.7	x	4.1	x	4.1	x	3.8x	3.0	x	– (7)

(1)	During the second quarter of 2013, Time Warner Inc. (“Time Warner” or the “Company”) changed the accounting for its investment in Central European Media Enterprises Ltd. (“CME”) from the cost method of accounting to the equity method of accounting. In accordance with applicable accounting guidance, the Company has recast its historical financial results to reflect the presentation of its investment in CME under the equity method of accounting for all prior periods from the date of the Company’s initial investment in CME in May 2009.
(2)	Earnings and fixed charges include 100% of amounts related to unconsolidated subsidiaries that are greater than 50% owned on a voting basis.
(3)	Interest expense excludes accrued interest on uncertain tax positions that is included in income tax expense.
(4)	For the nine months ended September 30, 2013 and the years ended December 31, 2012, 2011, 2010, 2009, and 2008, amounts include $0 million, $0 million, $0 million, $0 million, $218 million, and $970 million, respectively, related to discontinued operations.
(5)	For the nine months ended September 30, 2013 and the years ended December 31, 2012, 2011, 2010, 2009, and 2008, amounts include $0 million, $0 million, $0 million, $0 million, $29 million, and $78 million, respectively, related to discontinued operations.
(6)	For the nine months ended September 30, 2013 and the years ended December 31, 2012, 2011, 2010, 2009, and 2008, amounts include $0 million, $0 million, $0 million, $0 million, $0 million, and $1 million, respectively, related to discontinued operations.
(7)	Time Warner’s earnings were insufficient to cover its fixed charges by $4.332 billion for the year ended December 31, 2008. Net loss from continuing operations before income taxes and discontinued operations for 2008 includes $7.139 billion of noncash impairments related to goodwill and identifiable intangible assets at Time Warner’s Publishing segment.